Exhibit 99.(c)(6)

Aberdeen Investments U.S. Closed-End Funds

Announce Distribution Payment Details

(Philadelphia, May 29, 2026) - The Aberdeen Investments U.S. Closed-End Funds (NYSE: ASGI, THQ, THW) (the “Funds” or individually the “Fund”), today announced that the Funds paid the distributions noted in the table below on May 29, 2026, on a per share basis to all shareholders of record as of May 21, 2026 (ex-dividend date May 21, 2026).

Ticker	Exchange	Fund	Amount
ASGI	NYSE	abrdn Global Infrastructure Income Fund	$0.2300
THQ	NYSE	abrdn Healthcare Opportunities Fund	$0.1800
THW	NYSE	abrdn World Healthcare Fund	$0.1167

Each Fund has adopted a distribution policy to provide investors with a stable distribution out of current income, supplemented by realized capital gains and, to the extent necessary, paid-in capital.

Under applicable U.S. tax rules, the amount and character of distributable income for each Fund’s fiscal year can be finally determined only as of the end of the Fund’s fiscal year. However, under Section 19 of the Investment Company Act of 1940, as amended (the “1940 Act”) and related rules, the Funds may be required to indicate to shareholders the estimated source of certain distributions to shareholders.

The following tables set forth the estimated amounts of the sources of the distributions for purposes of Section 19 of the 1940 Act and the rules adopted thereunder. The tables have been computed based on generally accepted accounting principles. The tables include estimated amounts and percentages for the current distributions paid this month as well as for the cumulative distributions paid relating to fiscal year to date, from the following sources: net investment income; net realized short-term capital gains; net realized long-term capital gains; and return of capital. The estimated compositions of the distributions may vary because the estimated composition may be impacted by future income, expenses and realized gains and losses on securities and currencies.

The Funds’ estimated sources of the current distribution paid this month and for its current fiscal year to date are as follows:

Estimated Amounts of Current Distribution per Share

Fund	Distribution Amount	Net Investment Income		Net Realized Short- Term Gains**		Net Realized Long- Term Gains		Return of Capital
ASGI	$0.2300	$0.0161	7%	$0.0414	18%	$0.1725	75%	-	-
THQ	$0.1800	-	-	$0.0648	36%	$0.0792	44%	$0.0360	20%
THW	$0.1167	-	-	$0.0689	59%	$0.0478	41%	-	-

Estimated Amounts of Fiscal Year* to Date Cumulative Distributions per Share

Fund	Distribution Amount	Net Investment Income		Net Realized Short- Term Gains**		Net Realized Long- Term Gains		Return of Capital
ASGI	$1.7500	$0.1225	7%	$0.3150	18%	$1.3125	75%	-	-
THQ	$1.4400	-	-	$0.5184	36%	$0.6336	44%	$0.2880	20%
THW	$0.9336	-	-	$0.5508	59%	$0.3828	41%	-	-

* ASGI, THQ and THW have a 9/30 fiscal year end.
**includes currency gains

Where the estimated amounts above show a portion of the distribution to be a “Return of Capital,” it means that Fund estimates that it has distributed more than its income and capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur for example, when some or all the money that you invested in a Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with “yield” or “income.”

The amounts and sources of distributions reported in this notice are only estimates and are not being provided for tax reporting purposes. The final determination of the source of all distributions for the current year will only be made after year-end. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of the fiscal year and may be subject to change based on tax regulations. After the end of each calendar year, a Form 1099-DIV will be sent to shareholders for the prior calendar year that will tell you how to report these distributions for federal income tax purposes.

The following tables provide the Funds’ total return performance based on net asset value (NAV) over various time periods compared to the Funds’ annualized and cumulative distribution rates.

Fund Performance and Distribution Rate Information

Fund	Average Annual Total Return on NAV for the 5 Year Period Ending 4/30/2026¹	Current Fiscal Period’s Annualized Distribution Rate on NAV	Cumulative Total Return on NAV¹	Cumulative Distribution Rate on NAV²
ASGI	10.12%	11.65%	16.46%	6.63%
THQ	3.57%	11.99%	7.83%	6.99%
THW	6.94%	11.37%	3.52%	6.63%

1 Return data is net of all Fund expenses and fees and assumes the reinvestment of all distributions reinvested at prices obtained under the Fund’s dividend reinvestment plan.

2 Based on the Fund’s NAV as of April 30, 2026.

Shareholders should not draw any conclusions about a Fund’s investment performance from the amount of the Fund’s current distributions or from the terms of the distribution policy (the “Distribution Policy”).

The value at which a closed-end fund stock may trade on a public exchange is a function of external market factors that are not at the control of the Fund’s Board or Investment Advisor. Closed-end Fund shares may therefore trade at a premium or a discount to net asset value at any given time. Shareholders should be aware that a fund trading at a premium to net asset value may not be sustainable and a fund’s discount to net asset value, can widen as well as narrow. Shareholders of a fund trading at a premium who participate in that fund’s dividend reinvestment plan should note the reinvestment of distributions may occur at a premium to net asset value.

While NAV performance may be indicative of the Fund’s investment performance, it does not measure the value of a shareholder’s investment in the Fund. The value of a shareholder’s investment in the Fund is determined by the Fund’s market price, which is based on the supply and demand for the Fund’s shares in the open market.

Pursuant to an exemptive order granted by the Securities and Exchange Commission, the Funds may distribute any long-term capital gains more frequently than the limits provided in Section 19(b) under the 1940 Act and Rule 19b-1 thereunder. Therefore, distributions paid by the Funds during the year may include net income, short-term capital gains, long-term capital gains and/or a return of capital. Net income dividends and short-term capital gain dividends, while generally taxable at ordinary income rates, may be eligible, to the extent of qualified dividend income earned by the Funds, to be taxed at a lower rate not to exceed the maximum rate applicable to your long-term capital gains. Distributions made in any calendar year in excess of investment company taxable income and net capital gain are treated as taxable ordinary dividends to the extent of undistributed earnings and profits, and then as a return of capital that reduces the adjusted basis in the shares held. To the extent return of capital distributions exceed the adjusted basis in the shares held, capital gain is recognized with a holding period based on the period the shares have been held at the date such amount is received.

The payment of distributions in accordance with the Distribution Policy may result in a decrease in the Fund’s net assets. A decrease in the Fund’s net assets may cause an increase in the Fund’s annual operating expense ratio and a decrease in the Fund’s market price per share to the extent the market price correlates closely to the Fund’s net asset value per share. The Distribution Policy may also negatively affect the Fund’s investment activities to the extent that the Fund is required to hold larger cash positions than it typically would hold or to the extent that the Fund must liquidate securities that it would not have sold, for the purpose of paying the distribution. Each Fund’s Board has the right to amend, suspend or terminate the Distribution Policy at any time. The amendment, suspension or termination of the Distribution Policy may affect the Fund’s market price per share. Investors should consult their tax advisor regarding federal, state, and local tax considerations that may be applicable in their particular circumstances.

Circular 230 disclosure: To ensure compliance with requirements imposed by the U.S. Treasury, we inform you that any U.S. tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

Aberdeen Investments Global is the trade name of Aberdeen's investments business, herein referred to as "Aberdeen Investments" or "Aberdeen". In the United States, Aberdeen Investments refers to the following affiliated, registered investment advisers: abrdn Inc., abrdn Investments Limited, and abrdn Asia Limited."

Closed-end funds are traded on the secondary market through one of the stock exchanges. A Fund’s investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the net asset value (NAV) of the fund’s portfolio. There is no assurance that a Fund will achieve its investment objective. Past performance does not guarantee future results.

For More Information Contact:

Aberdeen Investments U.S. Closed-End Funds

Investor Relations

1-800-522-5465

Investor.Relations@aberdeenplc.com

Closed end funds | Aberdeen